Exhibit 99.5

North Mill Holdco LLC

and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Independent Auditors' Report

To the Audit Committee of

North Mill Holdco LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of North Mill Holdco LLC and Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.

Philadelphia, Pennsylvania

February 12, 2026

North Mill Holdco LLC and Subsidiaries

Consolidated Balance Sheets

December 31, 2025 and 2024

	2025	2024
Assets:
Cash and cash equivalents	$16,543,680	$15,876,966
Finance receivables:
Loans receivable	179,173,719	169,439,798
Less: Unearned fee income	(84,167)	(111,375)
Plus: Deferred loan origination costs	235,832	71,684
	179,325,384	169,400,107
Accounts receivable	356,026,980	318,962,336
Less: allowance for uncollectible finance receivables	(2,535,947)	(2,861,153)
Finance receivables, net	532,816,417	485,501,290

Accrued interest receivable	2,062,446	2,270,511
Other assets	473,152	621,987
Furniture and equipment, net	642,072	714,884
Goodwill	19,242,729	19,242,729
Right-of-use asset	2,333,021	2,848,724
Total assets	$574,113,517	$527,077,091

Liabilities and Members' Equity:
Credit facility payable, net of issuance costs (Note 7)	$271,269,891	$230,608,319
Due to factoring clients	196,716,444	174,789,928
Accounts payable and accrued expenses	13,401,718	24,295,595
Lease liability	2,333,021	2,848,724
Total liabilities	483,721,074	432,542,566

Commitments (Note 8)

Members' Equity	90,392,443	94,534,525
Total liabilities and members' equity	$574,113,517	$527,077,091

The accompanying notes are an integral part of these consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2025 and 2024

	2025	2024
Net interest income:
Interest and finance charges	$51,068,198	$43,407,257
Interest expense	(18,449,961)	(16,119,927)
Net interest income	32,618,237	27,287,330
Service fees and other finance charges	3,757,020	2,483,719
Net interest and other non-interest income	36,375,257	29,771,049

Provision for uncollectible finance receivables	(549,907)	(479,725)
Net interest income after provision for uncollectible finance receivables	35,825,350	29,291,324

Operating expenses:
Compensation and benefits	20,832,289	16,102,962
General and administrative expenses	4,511,032	2,772,032
Legal and professional fees	911,834	379,829
Acquisition expenses	-	1,490,294
Total operating expenses	26,255,155	20,745,117

Other income:
Bargain purchase gain (Note 3)	-	1,903,881
Net income	$9,570,195	$10,450,088

The accompanying notes are an integral part of these consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Consolidated Statements of Changes in Members' Equity

Years Ended December 31, 2025 and 2024

Balance, December 31, 2023	$61,616,463

Member contributions	30,000,000

Net income	10,450,088

Distributions to members	(7,532,026)

Balance, December 31, 2024	94,534,525

Net income	9,570,195

Distributions to members	(13,712,277)

Balance, December 31, 2025	$90,392,443

The accompanying notes are an integral part of these consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities:
Net income	$9,570,195	$10,450,088
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for uncollectible finance receivables	549,907	479,725
Depreciation	207,431	206,370
Amortization of deferred debt issuance costs	604,899	514,268
Bargain purchase gain (Note 3)	-	(1,903,881)
Changes in assets and liabilities, net of acquisition related amounts:
(Increase) decrease in:
Deferred loan origination costs	(164,148)	(35,643)
Accrued interest receivable	208,065	(111,736)
Other assets	148,835	(286,188)
Increase (decrease) in:
Unearned fee income	(27,208)	(27,952)
Accounts payable and accrued expenses	3,678,502	4,795,010
Due to factoring clients	21,926,516	(4,989,077)
Net cash provided by operating activities	36,702,994	9,090,984

Cash flows from investing activities:
(Increase) decrease in finance receivables, net	(47,673,678)	65,429,209
Acquisition of Hollywood BC, net of cash acquired (Note 3)	(14,572,379)	(109,055,738)
Purchases of furniture and equipment	(134,619)	(317,130)
Net cash used in investing activities	(62,380,676)	(43,943,659)

Cash flows from financing activities:
Net borrowings from credit facility payable	42,126,157	8,117,189
Member contributions	-	30,000,000
Payment of debt issuance costs	(2,069,484)	(85,000)
Distributions to members	(13,712,277)	(7,532,026)
Net cash provided by financing activities	26,344,396	30,500,163

Net increase (decrease) in cash and cash equivalents	666,714	(4,352,512)
Cash and cash equivalents at beginning of year	15,876,966	20,229,478
Cash and cash equivalents at end of year	$16,543,680	$15,876,966

Supplemental disclosure of cash flow information:
Cash paid for interest	$17,687,573	$15,401,870
Deferred acquisition consideration payable	$-	$14,572,379

The accompanying notes are an integral part of these consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 1. Nature of the Business

The operations of North Mill Holdco LLC (“Holdco”) and Subsidiaries (collectively, the “Company”) consist primarily of those financial activities common to the commercial asset-based finance industry.

Holdco, a subsidiary of SLR Investment Corp. (“SLRC”), was formed on May 17, 2019 in connection with the acquisition of Summit Financial Resources, LLC (“Summit”). As of December 31, 2025, Holdco has majority ownership of two subsidiaries, North Mill Capital LLC (“NMC”) and Summit.

NMC was formed as a single-member Delaware limited liability company on August 18, 2010 and commenced operations on October 29, 2010. SLRC acquired a controlling interest in NMC on October 20, 2017. SLRC contributed its interests in NMC to Holdco on June 28, 2019. NMC has two wholly-owned subsidiaries, PrinSource Capital Companies, LLC (“PrinSource”) and SLR Digital Finance LLC (“Digital Finance”).

NMC is a specialty finance company based in New Jersey that is engaged in providing asset-based commercial financing to small and medium-sized businesses. NMC’s core business is providing and servicing loans ranging from $200,000 to $40,000,000 which are secured by assets such as accounts receivable, inventory, general intangibles and equipment. Borrowers are located throughout the United States. PrinSource, based in Minnesota, was acquired by NMC on December 30, 2011. PrinSource provides working capital financing solutions primarily through invoice factoring. Digital Finance, based in Los Angeles, was acquired by NMC on June 3, 2021. Digital Finance provides factoring and asset-based loans to companies in the ad tech and media spaces.

Summit, based in Salt Lake City, was acquired by Holdco on June 28, 2019. Summit provides accounts receivable factoring to clients across various industries. Hollywood BC AcquisitionCo LLC (“Hollywood”), a wholly- owned subsidiary of Summit, was formed on August 26, 2024. Through its ownership in Hollywood, Holdco acquired an asset-based factoring portfolio from Webster Bank, N.A. effective September 27, 2024 (Note 3).

Note 2: Summary of Significant Accounting Policies

Significant accounting policies are as follows:

Basis of accounting: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of consolidation: The consolidated financial statements include the accounts of Holdco and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue recognition: The Company recognizes interest and fee income in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 310, Receivables. Interest income is recognized as earned based on the terms of the underlying credit agreement. Fees received for the origination of loans are deferred and amortized into interest and finance charges over the contractual lives of the loans and annual fees received for loans are deferred and amortized into interest and finance charges over a twelve-month period using the straight-line method, which approximates the effective interest rate method. Unamortized amounts are recognized as income at the time that loans are paid in full. Interest income recorded on finance receivable is recognized using the effective interest method. Interest and fee income are accrued based on the outstanding receivable balance and charged monthly to the receivable balance as earned, except in instances that a reasonable doubt exists as to the collectability of interest, in which case the accrual of income may be suspended.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 2: Summary of Significant Accounting Policies...continued

Revenue recognition…continued: Service fees and other finance charges include wire transfer fees, field examination charges, late reporting fees and other items charged to borrowers. These items are recognized as income in the statements of operations as charged in accordance with FASB ASC 606, Revenue from Contracts with Customers.

Cash: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash includes all deposits held at banks. Deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (“FDIC”) are exposed to loss in the event of nonperformance by the institution. The Company has had cash deposits in excess of the FDIC insurance coverage and has not experienced any losses on such accounts in the years ended December 31, 2025 and 2024.

Loans receivable: The Company’s loan portfolio consists of asset based loans which are held to maturity by the Company and measured at amortized cost. The loans are further classified as either performing or non-performing. The Company provides asset-based financing primarily in the form of revolving credit facilities collateralized by the borrower’s assets, including, but not limited to, accounts receivable, inventory, equipment and general intangible assets. The loan terms are generally one to three years and management has the intention and ability to hold the loans until maturity or payoff. Provisions for uncollectible finance receivables for loan receivables are charged to operations in amounts sufficient to maintain an allowance considered adequate to cover the estimated losses of principal and accrued interest (if any) in the existing loan portfolio. The Company’s charge-off policy is based on a loan-by-loan review of all receivables. Management periodically evaluates the adequacy of the allowance for uncollectible finance receivables by reviewing credit loss experience, change in size and character of credit risks, the value of collateral and general economic conditions. Receivables are charged off against the allowance when management determines that there is insufficient collateral to support the loan and believes that it is no longer probable that principal and/or interest payments will be collected.

Accounts receivable: Accounts receivable consist of factored receivables including factored receivables specifically for digital media companies sourced by Digital Finance. As of December 31, 2025 and 2024, the factored receivables portfolio totals $356,026,980 and $318,962,336, respectively. Accounts receivable are stated at cost, net of an allowance for uncollectible finance receivables.

Allowance for uncollectible finance receivables: The Company’s allowance for uncollectible finance receivables is accounted for in accordance with FASB ASC 326, Financial Instruments – Credit Losses and utilizes a current expected credit loss (“CECL”) methodology. The measurement of current expected credit losses under the CECL methodology is an estimate of lifetime expected credit losses on financial assets measured at amortized cost, including loan and accounts receivables, as of the balance sheet date based on an evaluation of the assets’ current risk profile, past events and current market and lending conditions. The method utilized by the Company to estimate expected credit losses is the weighted average maturity (“WARM”) methodology which contemplates expected losses at a pool-level, utilizing historic loss information.

Each period, the CECL reserve is reduced by charge-offs, increased by recoveries of previously recognized charge-offs, and increased or decreased by the provision for credit losses, which is recorded on the provision for uncollectible finance receivables on the statements of operations.

The cumulative loss rate used as the basis for the estimate of credit losses for uncollectible finance receivables is comprised of the Company’s historical loss experience from 2010 through 2025.

In accordance with CECL, the Company’s allowance for uncollectible finance receivables may be adjusted to reflect management’s assessment of current and future economic conditions that may impact the performance of the borrowers, historical charge-offs, trends in loan volumes, industry concentrations including providing working capital facilities to digital media companies, the weighted average maturity of the loan portfolio, and the likelihood of funding unfunded commitments.

When the Company determines that there is insufficient collateral to support an outstanding loan or account receivable balance and believes it is no longer probable that principal and/or interest payments will be collected, the Company will generally place the loan on non-accrual status. When placed on non-accrual, specific

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 2: Summary of Significant Accounting Policies...continued

Allowance for uncollectible finance receivables…continued: allowances for uncollectible finance receivables are generally applied. The specific allowance is measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price, or the estimated fair value of the underlying collateral, if the loan is collateral-dependent. Uncollectible finance receivables are charged off against the allowance at the earlier of either the substantial completion of the liquidation of assets securing the loan, or when senior management deems the loan to be permanently impaired. Non-accrual receivables may be restored to accrual status if past due principal and accrued interest are paid in cash, and, in management’s judgment, are likely to continue being a performing loan.

The Company also maintains an allowance on unfunded commitments. The methodology for determining the allowance for unfunded commitments is consistent with the methodology used for determining the allowance for uncollectible finance receivables, with the exception that the allowance is only applied against the portion of the unfunded commitment expected to be drawn upon. An allowance of $16,582 and $16,677 was recorded relating to these commitments at December 31, 2025 and 2024, respectively.

Loan participations: The Company enters into participation funding arrangements with third-party lending institutions, whereby those institutions participate in loans originated by the Company. These arrangements are used by the Company to manage risk associated with loans and accounts receivable that may potentially exceed funding limits. Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: the assets have been isolated from the Company – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership; the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Furniture and equipment, net: Furniture and equipment is recorded at cost and stated net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated lives of the assets, which are generally three to five years for equipment, ten years for furniture and fixtures, and the shorter of the remaining lease term or the asset’s estimated useful life for leasehold improvements.

Debt issuance costs: Debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s revolving credit facility. Such costs are capitalized and recorded as a reduction to the revolving credit facility on the accompanying consolidated balance sheets. These costs are amortized using the straight-line method into earnings as interest expense ratably over the contractual term of the facility.

Impairment of long-lived assets: The Company reviews long-lived assets, including furniture and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. No impairments have occurred in 2025 or 2024.

Goodwill: Goodwill represents the excess of consideration paid for an acquired business over the fair value of the related assets acquired and liabilities assumed. The Company is required to assess its goodwill for impairment annually, or more frequently if events or changes in circumstances indicate impairment may have occurred.

The Company has elected to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If the conclusion is supported that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company would not need to perform a quantitative impairment test. If the conclusion cannot be supported, or if the Company does not elect to do the qualitative assessment, then the Company will perform a quantitative assessment. If a quantitative goodwill impairment assessment is performed, the Company utilizes a combination of market and income valuation approaches. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the reporting unit is less than its carrying value. No impairment charge was recorded during the years ended December 31, 2025 and 2024.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 2: Summary of Significant Accounting Policies...continued

Income taxes: The Company applies the provisions set forth in FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. ASC 740-10 provides a comprehensive model for the recognition, measurement and disclosure of uncertain income tax positions. The Company recognizes the tax effect of certain tax positions when it is more likely than not that the tax position will be sustained upon examination, based solely on the technical merits of the tax position. No provision has been made for income taxes, if any, as these are the obligation of the members. The Company files income tax returns as a partnership in the U.S. federal jurisdiction and in various state jurisdictions.

As of December 31, 2025 and 2024, the Company does not have any uncertain tax positions that meet the recognition or measurement criteria of FASB ASC 740-10.

Leases: The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a right- of- use (ROU) asset and a lease liability, initially and subsequently, based on the present value of its future lease payments. The discount rate is the implicit rate, if it is readily determinable, or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company’s leases are not readily determinable and accordingly, the Company uses an incremental borrowing rate based on the information available at the commencement date for all leases. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently remeasured when lease modifications occur at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepared (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

Note 3. Acquisition

On September 27, 2024, the Company acquired 100% of an asset-based factoring portfolio and its related operations from Webster Bank, N.A. The total purchase price of $127,497,653 was calculated based on the estimated average net funds employed in the acquired portfolio prior to the acquisition, plus a premium, less certain adjustments, as described in the purchase agreement. Of the $127,497,653 purchase price, $112,925,274 was paid in cash on the closing date and the remaining $14,572,379 was deferred and paid during 2025. This amount is recorded as a component of accounts payable and accrued expenses on the accompanying consolidated balance sheet for the year ended December 31, 2024. The acquisition was accounted for as a business combination in accordance with FASB ASC 805, Business Combinations. Accordingly, the assets acquired and liabilities assumed were recorded at their respective fair values as of the acquisition date

Assets Acquired
Accounts receivable	$280,237,285
Cash	3,869,537
$284,106,822
Liabilities Assumed
Due to factoring clients	$154,705,288
$154,705,288

The acquisition date fair value of the assets acquired less liabilities assumed was more than the purchase price. This resulted in a bargain purchase gain totaling $1,903,881, which is recorded on the consolidated statement of operations for the year ended December 31, 2024.

Acquisition related costs totaling $1,490,294, including legal, professional and other expenses, are recorded as acquisition expenses on the consolidated statement of operations and are not included in the purchase price.

There were no acquisitions completed in the year ended December 31, 2025.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 4. Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements (“ASC 820”), establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions.

These inputs create the following fair value hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liaibility, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

FASB ASC 820 also requires that the Company disclose estimated fair values for its financial instruments. No quoted market exists for the Company’s financial instruments. Therefore, fair market estimates are based on judgments, risk characteristics of various financial instruments and other factors. Changes in these assumptions could significantly affect the estimates.

Management estimates that the carrying value of cash and accrued interest receivable approximates its fair value at both December 31, 2025 and 2024. Since there is no liquid secondary market for the Company’s financing receivables, management estimates the fair value of its secured loans by comparing the average yield of the portfolio to recent issuances of similar loans. The inputs used to measure the fair value of secured loans and credit facility payable are considered Level 3 under the fair value hierarchy described above.

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2025 and 2024, respectfully, are as follows:

December 31, 2025
			Fair Value Measurements
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Loans receivable, net of allowance	$176,946,005	$176,946,005	$-	$-	$176,946,005
Accounts receivable, net of allowance	355,870,412	355,870,412	-	-	355,870,412
Financial liabilities:
Credit facility payable, net of issuance costs	271,269,891	271,269,891	-	-	271,269,891

December 31, 2024
			Fair Value Measurements
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Loans receivable, net of allowance	$166,939,597	$166,939,597	$-	$-	$166,939,597
Accounts receivable, net of allowance	318,561,693	318,561,693	-	-	318,561,693
Financial liabilities:
Credit facility payable, net of issuance costs	230,608,319	230,608,319	-	-	230,608,319

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 5. Loans and Accounts Receivable and Allowance for Uncollectible Finance Receivables

Loans receivable at December 31, 2025 and 2024 consist of revolving lines of credit to commercial customers that range from one to three years and are secured by accounts receivable, inventory and equipment. Commitments to borrowers are dependent on the borrowing base and are generally limited to 85% of the collateral being presented.

Changes in the allowance for uncollectible finance receivables for loans receivable and accounts receivable are as follows:

	Loans Receivable	Accounts Receivable	Total
Balance, December 31, 2023	$2,105,784	$222,607	$2,328,391
Provision (credit) for uncollectible finance receivables	301,690	178,035	479,725
Net (charge offs) recoveries	53,037	-	53,037
Balance, December 31, 2024	2,460,511	400,642	2,861,153
Provision (credit) for uncollectible finance receivables	724,074	(174,167)	549,907
Net (charge offs) recoveries	(805,206)	(69,907)	(875,113)
Balance, December 31, 2025	$2,379,379	$156,568	$2,535,947

The Company has implemented and adheres to an internal review system and credit loss allowance methodology designed to provide for the detection of problem receivables and an adequate allowance to cover credit losses. At least quarterly, a risk rating is assigned to individual balances. Management assigns a higher risk rating when they determine that their credit exposure has increased. Management assigns these risk ratings based on a number of factors including, but not limited to, the profitability, cash flow position, tangible net worth, strength of collateral performance and coverage, the probability of a loss being realized and results of internal audits and verifications related to each specific receivable.

The Company’s credit risk rating system has nine grades, with each grade corresponding to a progressively greater risk of default. Risk ratings of (1) through (6) are performing categories and risk ratings of (7) through (9) are non- performing categories. Non-performing credits are: a (7) rated credit has a potential weakness which, if uncorrected, may result in a deterioration of the repayment prospects or inadequately protect the Company’s credit position at some time in the future; (8) rated credits are credits that have a well-defined weakness or weaknesses that jeopardize the full repayment of the debt or make collection or liquidation in full highly questionable and improbable, when considering existing facts, conditions, and values. Credits rated (9) are considered uncollectible and of such little value that their continuance as assets is not warranted.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 5. Loans and Accounts Receivable and Allowance for Uncollectible Finance Receivables...continued

Loans receivable that are classified as performing loans total $179,173,719 and $169,439,798 at December 31, 2025 and 2024, respectively. There were no loans receivable classified as non-performing at December 31, 2025 and 2024.

Accounts receivable that are classified as performing total $356,026,980 and $318,962,336 at December 31, 2025 and 2024, respectively. There were no accounts receivable classified as non-performing at December 31, 2025 and 2024. The following tables present the net book value of the Company’s finance receivables as of December 31, 2025 and 2024, by year of origination, type of receivable and risk classification.

December 31, 2025
	Net Book Value of Finance Receivables by Year of Origination
	2025	2024	2023	2022	Prior	Revolving Loans Amortized Cost Basis	Total
Loans receivable
Performing	$-	$-	$-	$-	$-	$179,325,384	$179,325,384
Non-performing	-	-	-	-	-	-	-

Total loans receivable	-	-	-	-	-	179,325,384	179,325,384
Accounts receivable
Performing	$49,337,526	13,616,307	72,840,916	14,214,326	206,017,904	-	356,026,980
Non-performing	-	-	-	-	-	-	-

Total accounts receivable	49,337,526	13,616,307	72,840,916	14,214,326	206,017,904	-	356,026,980

Total finance receivables	$49,337,526	$13,616,307	$72,840,916	$14,214,326	$206,017,904	$179,325,384	535,352,364
Allowance for uncollectible finance receivables							(2,535,947)
Finance receivables, net							$5 32,816,417

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 5. Loans and Accounts Receivable and Allowance for Uncollectible Finance Receivables...continued

December 31, 2024
	Net Book Value of Finance Receivables by Year of Origination
	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Loans receivable
Performing	$-	$-	$-	$-	$-	$169,400,107	$169,400,107
Non-performing	-	-	-	-	-	-	-

Total loans receivable	-	-	-	-	-	169,400,107	169,400,107
Accounts receivable
Performing	$13,173,778	70,093,043	20,234,320	9,653,964	2 05,807,231	-	318,962,336
Non-performing	-	-	-	-	-	-	-

Total accounts receivable	13,173,778	70,093,043	20,234,320	9,653,964	2 05,807,231	-	318,962,336

Total finance receivables	$13,173,778	$70,093,043	$20,234,320	$9,653,964	$2 05,807,231	$169,400,107	488,362,443
Allowance for uncollectible finance receivables							(2,861,153)
Finance receivables, net							$4 85,501,290

The Company typically classifies all loans as held to maturity.

A finance receivable is considered non-performing when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments in accordance with the contractual terms of the receivable. Factors considered in determining non-performing loans and accounts receivable include payment status, collateral value and the probability of collecting payments when due. The significance of payment delays and/or shortfalls is determined on a case-by-case basis. All circumstances surrounding the receivable are taken into account. Such factors include the length of the delinquency, the underlying reasons and the borrower’s prior payment record. These factors are considered on a receivable-by-receivable basis.

Accrued interest receivable totals $2,062,446 and $2,270,511 at December 31, 2025 and 2024, respectively, and is reported on the consolidated balance sheets. The accrual of accrued interest is in accordance with the non-accrual policy as stated in Note 2.

The Company did not have any loans or accounts receivable that are non-performing, modified, or past due 30 days or more as of December 31, 2025 and 2024.

Note 6. Furniture and Equipment, net

Furniture and equipment consists of the following at December 31, 2025 and 2024:

	December 31,
	2025	2024
Furniture and fixtures	$799,654	$728,493
Equipment	2,142,686	2,097,032
Leasehold improvements	153,873	136,069
	3,096,213	2,961,594
Less: Accumulated depreciation	(2,454,141)	(2,246,710)
	$642,072	$714,884

Depreciation expense was $207,431 and $206,370 for the years ended December 31, 2025 and 2024, respectively, and is included as a component of General and administrative expenses on the accompanying consolidated statements of operations.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 7. Credit Facility Payable

The Company has a $367,000,000 credit facility which expires November 13, 2028. Borrowings are secured by substantially all of the Company’s assets. Interest on borrowings under the facility is payable monthly and is based on the SOFR plus an applicable margin, as defined. The interest rate was 5.72 percent at December 31, 2025 and 6.65 percent at December 31, 2024. Outstanding borrowings under the credit facility are generally limited to 85 to 90 percent of eligible receivables, less any reserves established by the bank, as defined. The Company is required to maintain specified financial ratios and to comply with other customary covenants. The balance outstanding under this credit facility consists of the following:

	December 31,
	2025	2024
Outstanding borrowings	$273,160,506	$231,034,349
Less: debt issuance costs, net of accumulated amortization of $3,346,808 and $2,741,909, respectively	(1,890,615)	(426,030)
Credit facility payable, net	$271,269,891	$230,608,319

Total interest expense related to the credit facility totaled $17,665,558 and $15,347,341 for the years ended December 31, 2025 and 2024, respectively, and is included as a component of interest expense on the accompanying consolidated statements of operations.

Note 8. Commitments

Employment agreements: The Company has entered into service agreements with certain members of management. Annual base compensation due under these agreements is included in personnel expenses in the consolidated statements of operations. The annual base compensation is subject to review and adjustment by the Company. The employees are also eligible to receive bonus compensation at the discretion of the Board of Managers. The agreements can be terminated by either the Company or the employees at any time upon written notice. Certain additional amounts may be paid to the employees, contingent upon the circumstances surrounding the termination, as defined in the service agreements.

Operating leases: The Company rents its office space under non-cancelable operating leases that expire through 2033. A right-of-use asset and lease liability totaling $2,333,021 and $2,848,724 at December 31, 2025 and December 31, 2024, respectively, have been recorded on the consolidated balance sheets. The Company’s leases have a weighted average remaining lease term of 5.74 years and a weighted average discount rate of 2.12%.

As of December 31, 2025, future minimum lease commitments under the leases include:

Operating Lease
2026	$617,011
2027	504,178
2028	303,203
2029	310,103
2030	211,940
Thereafter	559,456
Total lease payments	2,505,891
Less: interest expense	(172,870)
Lease liability balance	$2,333,021

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 8. Commitments continued

Rent expense was $723,721 and $661,048 for the years ended December 31, 2025 and 2024, respectively.

Unfunded Commitments: Commitments under loan and account receivable facilities aggregated $920,442,533 at December 31, 2025, of which $385,241,834 were unfunded. Advances relating to these unfunded commitments were limited to those facilities with available collateral which totaled $305,500,988 at December 31, 2025. At December 31, 2024, total commitments were $857,952,611, of which $369,550,477 were unfunded. Advances relating to these unfunded commitments were limited to those facilities with available collateral and totaled $242,309,619 at December 31, 2024.

Employee Compensation: The Company formed a Long-Term Incentive Plan (“LTIP”) that provides for an annual bonus pool to employees based on the Company achieving certain performance criteria.

Note 9. Related Party Transactions

NMC has sold participations in various loan agreements to SLRC and its affiliates. These transactions occur in the normal course of business.

Effective July 17, 2024 and amended July 15, 2025, NMC and SLRC entered into a subordinated revolving loan and security agreement whereby SLRC committed to provide NMC with a $20,000,000 revolving loan facility. The facility expires on May 13, 2029. Borrowings under the facility incur interest at a rate of SOFR plus 7.00%. There were no amounts outstanding on the revolving loan facility at December 31, 2025 and 2024. Interest expense incurred on the facility totals $17,169 and $24,831 during the years ended December 31, 2025 and 2024, respectively, and is included as a component of interest expense on the consolidated statement of operations.

Note 10. Subsequent events

The Company has evaluated subsequent events through February 12, 2026, the date which the financial statements were available to be issued.